Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

The following is a press release issued by Brivo, Inc. on April 20, 2022.

BRIVO REPORTS FULL-YEAR 2021 REVENUE OF $73.4 MILLION, EXCEEDING HIGH END OF EXPECTATIONS

Record Fourth Quarter Revenue of $19.7 Million, Up 28% from Prior Year

BETHESDA, MD. – April 20, 2022 – Brivo, a leading provider of cloud-based access control and smart building technologies that recently entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE:CPTK), today announced that the business generated 2021 total revenue of $73.4 million, representing a 28% increase over 2020 revenue and exceeding the high end of the previously provided 2021 expected revenue range of $71.6 million to $72.5 million.

“2021 was a banner year for Brivo. In addition to posting record revenue, we secured a range of new partnerships, launched numerous product innovations, and expanded our position significantly in new markets. We also grew our organization across all departments, adding 49 new people in Sales, and increasing R&D by 61%, further cementing Brivo as the global leader in mobile, cloud-based access control and smart place platforms. While these investments have impacted our near-term earnings, they are positioning Brivo to accelerate sales growth and product innovation to capture the compelling opportunity ahead of us,” said Steve Van Till, Chief Executive Officer of Brivo. “Our growth momentum is carrying over into 2022 as we continue to see a secular trend among large enterprises migrating their physical security systems to the cloud. We are also making steady progress on our business combination with Crown PropTech Acquisitions to become a publicly-listed company.”

Fourth Quarter and Full Year 2021 Financial Highlights

•	Total revenue was $19.7 million in the fourth quarter, a 28% increase year-over-year. For 2021, total revenue grew 28% over 2020 to $73.4 million.

•	Net loss was $(5.3) million in the fourth quarter, compared to a net loss of $(0.7) million in the prior year period. For 2021, net loss was $(9.2) million compared to net income of $1.0 million in 2020.

•	Adjusted EBITDA in the fourth quarter was $(3.0) million, compared to $1.6 million in the prior year period. For 2021, Adjusted EBITDA was $(0.7) million compared to $8.5 million in 2020.

•	Ended 2021 with $34.1 million of Annual Recurring Revenue (ARR)[1] in 2021.

Business Highlights

•	Surpassed 45,000 customer accounts across enterprise, commercial, and multifamily verticals, reaching more than 72,000 business locations in 42 countries.

•	Surpassed cumulative sales of over one million mobile access control credentials worldwide, expanding keyless building entry across enterprise, commercial, and multifamily properties.

•	Brivo has focused on the growing trend of hybrid work and the need to provide critical data to business owners and security professionals as return to work protocols grow and evolve. To that end, in 2021 and to date in 2022, Brivo launched several major product innovations and partner integrations including:

o	real-time anomaly detection using neural networks;

o	an AI-driven visual intelligence analytic fusing video and access data;

o	occupancy tracking to gauge space utilization; and

o	integration between Brivo’s cloud-based physical access control platform and Milestone’s XProtect video management system.

1 Annual Recurring Revenue (ARR) represents the annualized end of period monthly recurring revenue. It is not a forecast of future revenue as it represents a historical single point in time metric.

About Brivo
Brivo, Inc., created the cloud-based access control and smart spaces technology category over 20 years ago and remains the global leader serving commercial real estate, multifamily residential and large distributed enterprises. The company’s comprehensive product ecosystem and open API provide businesses with powerful digital tools to increase security automation, elevate employee and tenant experience, and improve the safety of all people and assets in the built environment. Brivo’s building access platform is now the digital foundation for the largest collection of customer facilities in the world, occupying over 300 million square feet across 42 countries. On November 10, 2021, Brivo entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE: CPTK) that will result in Brivo becoming a publicly listed company on the New York Stock Exchange under the new ticker symbol “BRVS.” Additional information about the transaction can be viewed here: www.brivo.com/about/investor-relations. Legal Disclaimer: https://www.brivo.com/about/investor-relations/legal-disclaimer/.

Non-GAAP Financial Information

This press release includes ﬁnancial measures not presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) including Adjusted EBITDA and other metrics derived therefrom. We define Adjusted EBITDA as net income (loss) excluding interest and income tax expense, depreciation and amortization and stock-based compensation.

We believe that that these measures provide an additional way of viewing aspects of our operations that, when viewed with the U.S. GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. However, non-GAAP financial measures should be considered a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure. The following table provides a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA:

	Quarters Ended December 31		Years Ended December 31,

	2021	2020	2021	2020
	(in thousands)		(in thousands)
Net (loss)/income	$ (5,309)	$ (661)	$ (9,227)	$ 1,041
Interest expense	220	358	912	1,161
Income tax provision	71	22	71	24
Depreciation and amortization	1,910	1,743	7,278	5,920
Stock compensation expense	66	96	267	327
Adjusted EBITDA	$ (3,042)	$ 1,558	$ (699)	$ 8,473

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo’s go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Brivo’s and Crown’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Brivo and Crown. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Crown or Brivo is not obtained; the lack of third party valuation in determining whether or not to pursue the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Brivo; the risk that the conditions to the financing for the proposed business combination may not be satisfied or waived; the effect of the announcement or pendency of the proposed business combination on Brivo’s business relationships, performance and business generally; risks that the proposed business combination disrupts current plans of Brivo and potential difficulties in Brivo employee retention as a result of the proposed business combination; the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; Brivo’s ability to attract and retain customers; the combined company’s ability to up-sell and cross-sell to customers, including the success of Brivo’s customers’ development programs, which will drive future revenues; the ability of the combined company to compete effectively and its ability to manage growth; the amount of redemption requests made by Crown’s public shareholders; the ability of Crown or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the risk that the combined company’s securities will not be approved for listed on the New York Stock Exchange or if approved, maintain the listing; and those factors discussed in Crown’s final prospectus dated February 8, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, and the preliminary proxy statement/prospectus of Crown related to the proposed business combination, in each case, under the heading “Risk Factors,” and other documents of Crown filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Crown nor Brivo presently know or that Crown and Brivo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Crown’s and Brivo’s expectations, plans or forecasts of future events and views as of the date of this presentation. Crown and Brivo anticipate that subsequent events and developments will cause Crown’s and Brivo’s assessments to change. However, while Crown and Brivo may elect to update these forward-looking statements at some point in the future, Crown and Brivo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Crown’s and Brivo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It
The proposed business combination will be submitted to shareholders of Crown for their consideration. Crown has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Crown’s shareholders in connection with Crown’s solicitation for proxies for the vote by Crown’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Brivo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Crown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Crown’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Crown’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about Crown, Brivo and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Crown, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 667 Madison Avenue, 12th Floor, New York, NY 10065, attention: Nikki Sacks.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
Crown, Brivo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Crown’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crown’s shareholders in connection with the proposed business combination set forth in Crown’s proxy statement / prospectus filed with the SEC. You can find more regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.